Exhibit 99.1

21 June 2005

For media enquiries please contact James Rickards on
Tel: 61 2 8274 5304 Mob: 0419 731 371. For
investor/analyst enquiries please contact Steve Ashe on
Tel: 61 2 8274 5246 or Mob: 0408 164 011

Principal Agreement Update

The Premier of New South Wales, the Hon Bob Carr, today announced an extension of the timetable for the signing of the Principal Agreement between James Hardie and the NSW Government in relation to the company’s voluntary long-term asbestos compensation funding proposal.

Under the new timetable, both parties are working towards signing the Principal Agreement in late July/early August 2005.

The company announced at its 4th quarter and full year results in May this year that the timetable which had been previously announced was ambitious, due to significant structural, legal and accounting complexities surrounding the establishment of the Special Purpose Fund and the voluntary funding proposal.

As a result of the revised timetable, James Hardie anticipates the shareholder meeting to consider approving the funding proposal will now be held in late September/early October 2005.

The scheduled dates for the company’s 2005 Australian Information Meeting and Annual General Meeting of 19 August 2005 and 22 August 2005 respectively, have not changed.

Through this intervening period, while the Principal Agreement is being finalised and lender and shareholder approval obtained, claimants will continue to be entitled to receive compensation for proven claims for asbestos-related personal injuries through the Medical Research & Compensation Foundation.

Background

James Hardie announced on 21 December 2004 that it had signed a non-binding Heads of Agreement with the NSW Government, the ACTU, Unions NSW and asbestos support groups to provide long-term funding to a Special Purpose Fund to meet Australian asbestos-related personal injury claims against former James Hardie group entities Amaca Pty Ltd, Amaba Pty Ltd and ABN 60 Pty Ltd.

On 15 April 2005, James Hardie announced that it would extend the coverage of the Special Purpose Fund to permit former mine workers and residents of the Baryulgil community to receive compensation funding for proven claims against the former subsidiary, Asbestos Mines Pty Ltd.

The Heads of Agreement set out the key principles on which the Principal Agreement is being negotiated and settled between James Hardie and the NSW Government. Following approval by

James Hardie’s shareholders and lenders and the satisfaction of the other conditions to be set out in it, the Principal Agreement will be a legally binding agreement.
End

Investor and Analyst Enquiries:

Steve Ashe – Vice President, Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

Media Enquiries:

James Rickards
Telephone: 61 2 8274 5304
Mobile: 0419 731 371
Email: media@jameshardie.com.au
Facsimile: 61 2 8274 5218

www.jameshardie.com

Disclaimer

This Company Statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of our operating results or financial condition;

•	statements of our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future economic performance or that of the United States, Australia or other countries in which we operate; and

•	statements about product or environmental liabilities.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include but are not limited to: all matters relating to or arising out of the prior manufacture of asbestos by ABN 60 and certain former subsidiaries; competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with and possible changes in environmental and health and safety laws; the successful transition of new senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; risks of conducting business internationally; compliance with and changes in tax laws and treatments; and foreign exchange risks. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

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